     As filed with the Securities and Exchange Commission on April 29, 2002

                                                   Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM S-3

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                              --------------------

                                Therma-Wave, Inc.
             (Exact Name of Registrant as Specified in Its Charter)

           Delaware                                             94-3000561
 (State or Other Jurisdiction of                             (I.R.S. Employer
  Incorporation or Organization)                          Identification Number)

                  1250 Reliance Way, Fremont, California 94539
                                 (510) 668-2200

    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                                 L. Ray Christie

                    Vice President & Chief Financial Officer

                                Therma-Wave, Inc.
                  1250 Reliance Way, Fremont, California 94539
                                 (510) 668-2200

 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                              of Agent for Service)

                                    Copy to:

                             Eva Herbst Davis, Esq.

                                Kirkland & Ellis

                            777 South Figueroa Street

                          Los Angeles, California 90017

                                 (213) 680-8400

                              --------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



                              --------------------

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                                       Proposed Maximum        Proposed Maximum         Amount of
  Title of Each Class of Securities             Amount to Be            Offering Price            Aggregate            Registration
           to Be Registered                      Registered                Per Unit             Offering Price             Fee
------------------------------------------------------------------------------------------------------------------------------------
Common stock, $0.01 par value               4,800,098 shares (1)        $14.59 (2)              $70,033,430 (2)         $6,444
====================================================================================================================================

(1) In the event of a stock split, stock dividend or similar transaction involving the common stock, in order to prevent dilution, the number of shares registered shall be automatically increased to cover additional shares in accordance with Rule 416(a) under the Securities Act of 1933, as amended.

(2) Estimated solely for the purpose of calculating the separate registration fee payable with respect to the registration of these shares of common stock, pursuant to Rule 457(c), based upon the average of the high and low prices of the common stock on April 25, 2002, as reported on the Nasdaq National Market.

                              --------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

================================================================================

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                   Subject to completion dated April 29, 2002.

                                Therma-Wave, Inc.

                        4,800,098 Shares of Common Stock

         The selling securityholders identified in this prospectus are selling 4,800,098 shares of our common stock. These shares may be offered from time to time by the selling securityholders through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices or at privately negotiated prices. The selling securityholders will receive all of the proceeds from the sale of the shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will pay the expenses of registration of the sale of the shares.

         Our common stock is currently traded on the Nasdaq National Market under the symbol "TWAV." On April 26, 2002, the last reported sales price of a share of Therma-Wave, Inc. common stock on the Nasdaq National Market was $13.88 per share.

         Investing in our common stock involves risks. See "Risk Factors" beginning on page 3.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is     , 2002.

                                TABLE OF CONTENTS

                                                                            Page

                                                                            ----

ABOUT THIS PROSPECTUS .....................................................    1

OUR COMPANY ...............................................................    2

RISK FACTORS ..............................................................    3

FORWARD-LOOKING STATEMENTS ................................................    9

USE OF PROCEEDS ...........................................................   10

SELLING SECURITYHOLDERS ...................................................   10

PLAN OF DISTRIBUTION ......................................................   16

LEGAL MATTERS .............................................................   18

EXPERTS ...................................................................   18

WHERE YOU CAN FIND MORE INFORMATION .......................................   18

INCORPORATION BY REFERENCE ................................................   18

                              ABOUT THIS PROSPECTUS

         This prospectus is a part of the registration statement that we filed with the Securities and Exchange Commission, or SEC. The selling securityholders named in this prospectus may from time to time sell shares of our common stock. You should read this prospectus together with additional information described below under the headings "Where You Can Find More Information" and "Incorporation by Reference."

         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. In this prospectus, the "company," "Therma-Wave," "we," "us" and "our" refer to Therma-Wave, Inc. Our principal executive offices are located at 1250 Reliance Way, Fremont, California, 94539, and our telephone number is (510) 668-2200.

                                   OUR COMPANY

         Therma-Wave is a worldwide leader in the development, manufacture, marketing and service of process control metrology systems used in the manufacture of semiconductors. Process control metrology is used to monitor process parameters in order to enable semiconductor manufacturers to maintain high overall manufacturing yield, reduce the size of the circuit features imprinted on the semiconductor to improve the performance of the semiconductor device and increase their equipment productivity. Our current product families, Therma-Probe, Opti-Probe, Opti-Probe CD, Meta-Probe X, and Integra, use proprietary and patented technology to provide precise, non-contact, non-destructive measurement for each and every basic building block ("process module") in the manufacture of integrated circuits, or ICs:

         . Ion Implantation--implanting ions, usually boron, phosphorus or arsenic, into selected areas of the silicon wafer to alter its electrical properties. Ion implantation may be performed typically 6 to 12 times in the manufacture of ICs. For example, ion implantation creates the positively- and negatively-doped regions used to create each of the millions of transistors on each integrated circuit. It also is used to adjust the voltage at which the transistors "will turn on". Our Therma- Probe is typically used as a standard metrology tool for these ion implantation processes.

         . Dielectric Film Deposition and Etching--depositing and selectively removing layers of dielectric films on the silicon wafer in order to provide electrical insulation for each layer of the semiconductor IC. Film deposition is typically done by Chemical Vapor Deposition, or CVD, and film removal is typically done by plasma etching. Our Opti-Probe is typically used as a standard, in-line metrology tool for film thickness in these processes. Our Opti-Probe CD, and Integra integrated metrology products, are newly introduced products which can provide rapid, non-destructive control of the Critical Dimensions, or CDs, of the etch processes.

         . Conductor Film Deposition and Etching--depositing and selectively removing layers of metal, polysilicon, and metal barrier films used to interconnect the transistors within a semiconductor device. Film deposition is typically done by Physical Vapor Deposition, or PVD, or by CVD, and film removal is typically done by plasma etching or Chemical Mechanical Planarization, or CMP. Our Opti-Probe is typically used as a standard metrology tool for the non-opaque conductor films, and our Meta-Probe X is a newly introduced system for metrology of the metal (opaque) films. Our Opti-Probe CD, and Integra integrated metrology products, are newly introduced products which can provide rapid, non-destructive control of the CDs of the etch processes.

         . Chemical Mechanical Planarization (CMP)--"leveling" the top surface of the wafer after each layer of device features is added. The leveling is done by mechanical polishing in a chemical solution, and is required to maintain flatness of the wafer throughout the sequence of hundreds of process steps. Our Opti-Probe is typically used as a standard, in-line metrology tool for film thickness in these processes.

         . Wafer Patterning--using photolithographic techniques to create the fine (sub-micron) structures that define the integrated circuit. The wafer patterning is typically done by "stepper" exposure systems and the photoresist developing and removal is done by "track" systems and "asher/strip" systems. Our Opti-Probe is typically used as a standard, in-line metrology tool for film thickness and reflectivity in these processes. Our Opti-Probe CD and Integra integrated metrology products are newly introduced products which can provide rapid, non-destructive control of the CDs of the wafer patterning process.

     Our executive offices are currently located at 1250 Reliance Way, Fremont, California 94539 and our telephone number is (510) 668-2200.

                                  RISK FACTORS

         You should carefully consider the following factors in addition to the other information set forth in this prospectus in analyzing an investment in our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are immaterial may also adversely impact our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

Our operating results for the quarters ended December 30, 2001 and September 30, 2001 declined significantly from the quarters ended December 30, 2000 and September 30, 2000.

         Our net and operating incomes for the quarters ended December 30, 2001 and September 30, 2001 decreased as compared to our results in the quarters ended December 30, 2000 and September 30, 2000 as a result of a decline in our revenues. Our revenues for the quarters ended December 30, 2001 and September 30, 2001 were $11.1 million and $21.7 million, respectively, compared to $57.0 million and $47.8 million, respectively, in the same periods for 2000. We cannot assure you that our business will not continue to decline or that our performance will improve.

We had net losses for the first nine months of fiscal 2002 and may incur further losses in the future.

         We have reported $7.8 million of net losses for the first nine months of fiscal 2002. We reported $25.8 million of net income for fiscal 2001 and $20.6 million and $15.7 million of net losses for fiscal 2000 and 1999, respectively. Due to the current downturn in the semiconductor industry and the related downturn in the semiconductor capital equipment industry, weak economic conditions worldwide, and other factors, we cannot predict how long we will incur further losses or whether we will become profitable again. Moreover, in part due to these downturns, for the quarter ended March 31, 2002, we anticipate recording approximately $13 million for reserves for potential write off of inventory and inventory related costs and employee severance and other costs related to reductions in work force.

Our performance is affected by the cyclicality of the semiconductor device industry which may, from time to time, lead to decreased demand for our products.

         The current downturn in the semiconductor industry is having a material adverse effect on our business, financial condition and results of operations. Our business depends upon the capital expenditures of semiconductor manufacturers, which, in turn, depend upon the current and anticipated market demand for semiconductors and products utilizing semiconductors. The semiconductor industry is cyclical and has historically experienced periodic downturns, which have often resulted in a decrease in the semiconductor industry's demand for capital equipment, including process control metrology systems. There is typically a six to twelve month lag between changes in the semiconductor industry and the related impact on the level of capital expenditures. In most cases, the resulting decrease in capital expenditures has been more pronounced than the precipitating downturn in semiconductor industry revenues. We cannot be sure:

         .        when the semiconductor industry will recover; or

         . whether the recovery, if it happens, will result in increased demand for capital equipment by the semiconductor industry.

Our quarterly operating results have historically and may, in the future, vary significantly. This may result in volatility in the market price for our shares.

         Our quarterly operating results have historically and may, in the future, vary significantly. Some of the factors that may influence our operating results and that could cause trading in our shares to be subject to extreme price and volume fluctuations in a given quarter include:

         . customer demand, which is influenced by economic conditions in the semiconductor industry, demand for products that use semiconductors, market acceptance of our products and those of our customers, seasonality, changes in product mix, and the timing, cancellation or delay of customer orders and shipments;

         . competition, such as competitive pressures on prices of our products, the introduction or announcement of new products by us or our competitors and discounts that may be granted to customers;

         . fluctuations in the availability and cost of components, subassemblies and production capacity;

         .        expenses incurred in connection with litigation;

         . product development costs, such as increased research, development, engineering and marketing expenses associated with new products or product enhancements, and the effect of transitioning to new or enhanced products; and

         . levels of fixed expenses relative to revenue levels, including research and development costs associated with product development.

         During a given quarter, a significant portion of our revenue may be derived from the sale of a relatively small number of systems. Accordingly, a small change in the number of systems actually shipped may cause significant changes in operating results. In addition, because of the significantly different gross margins attributable to our two product lines, changes in product mix may cause fluctuations in operating results. In addition, we cannot assure you that the market price of our common stock will not experience significant fluctuations in the future, including fluctuations that are material, adverse and unrelated to our performance.

Our largest customers have historically accounted for a significant portion of our revenues. Accordingly, our business may be adversely affected by the loss of, or reduced purchases by, one or more of our large customers.

         If, for any reason, any of our key customers were to purchase significantly less of our products in the future, such decreased level of purchases could have a material adverse effect on our business, financial condition and results of operations. During the nine months ended December 31, 2001, two customers represented 23% and 17% of our net revenues. During the year ended March 31, 2001, two customers represented 22% and 13% of our net revenues. During the year ended March 31, 2000, two customers represented 14% and 10% of our net revenues. During the year ended March 31, 1999, two customers represented 23% and 18% of our net revenues. As customers seek to establish closer relationships with their suppliers, we expect that our customer base will continue to become more concentrated with a limited number of customers accounting for a significant portion of our revenues.

Our business could be adversely affected if we are unable to protect our proprietary technology or if we infringe on the proprietary technology of others.

         Our future success and competitive position depend in part upon our ability to obtain and maintain proprietary technology used in our principal product families, and we rely, in part, on patent, trade secret and trademark law to protect that technology. We have obtained a number of patents relating to our two key product families, the Opti-Probe and Therma-Probe, and have filed applications for additional patents. There can be no assurance that any of our pending patent applications will be approved, that we will develop additional proprietary technology that is patentable, that any patents owned by or issued to us will provide us with competitive advantages or that these patents will not be challenged by any third parties. Furthermore, there can be no assurance that third parties will not design around our patents. Any of the foregoing results could have a material adverse effect on our business, financial condition, results of operations or cash flows.

         In addition to patent protection, we rely upon trade secret protection for our confidential and proprietary information and technology. We routinely enter into confidentiality agreements with our employees. However, there can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that our confidential and proprietary information and technology will not be independently developed by or become otherwise known to third parties.

         We license and will continue to license certain technology used in our products from third parties. Our inability to acquire any third-party licenses, or integrate the related third-party technologies into our products, could result in delays in our product developments and enhancements until equivalent technologies can be identified, licensed or integrated. We may also require new licenses in the future as our business grows and technology evolves. We cannot assure you that these licenses will be available to us on commercially reasonable terms, if at all.

         Our commercial success will also depend, in part, on our ability to avoid infringing or misappropriating any patents or other proprietary rights owned by third parties. If we are found to infringe or misappropriate a third party's patent or other proprietary rights, we could be required to pay damages to such third party, alter our products or processes, obtain a license from the third party or cease activities utilizing such proprietary rights, including making or selling products utilizing such proprietary rights. If we are required to do any of the foregoing, there can be no assurance that we will be able to do so on commercially favorable terms, if at all. Our inability to do any of the foregoing on commercially favorable terms could have a material adverse impact on our business, financial condition, results of operations or cash flows. As further described below, KLA-Tencor Corporation has filed a patent infringement claim against the company. We do not believe that the outcome of this patent infringement claim, even if adverse to us, would have a material adverse effect on our company.

Protection of our intellectual property rights, or third parties seeking to enforce their own intellectual property rights against us, may result in litigation, the cost of which could be substantial.

         On December 28, 2001, Sensys Instruments Corporation, or Sensys, a wholly-owned subsidiary of the company was named in a patent infringement suit filed by KLA-Tencor. KLA-Tencor alleged that it patented an aspect of the integrated metrology technology that Sensys uses in its integrated product family. KLA-Tencor is seeking damages and an injunction to stop the sale of the equipment it alleges uses this aspect. We believe none of the current Sensys products infringes any of the claims of KLA-Tencor's patent. We believe that the outcome from this matter, even if adverse to us, would not have a material adverse effect on our company.

         There are currently no other material legal proceedings pending against us. We may be required to initiate additional litigation in order to enforce any patents issued to or licensed to us or to determine the scope and/or validity of a third party's patent or other proprietary rights. In addition, we may be subject to additional lawsuits by third parties seeking to enforce their own intellectual property rights. Any such litigation, regardless of outcome, could be expensive and time consuming and, as discussed above in the prior risk factor, could subject us to significant liabilities or require us to cease using proprietary third party technology and, consequently, could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We operate in the highly competitive semiconductor capital equipment industry and compete against larger companies.

         We operate in the highly competitive semiconductor capital equipment industry and face competition from a number of competitors, some of which have greater financial, engineering, manufacturing and marketing resources and broader product offerings than Therma-Wave. We cannot assure you that our products will be able to compete successfully with the products of our competitors. Many of our competitors are investing heavily in the development of new products aimed at applications we currently serve. Our competitors in each product area can be expected to continue to improve the design and performance of their products and to introduce new products with competitive prices and performance characteristics. In addition, we believe that our competitors sometimes provide demonstration systems to semiconductor manufacturers at no cost. We could be required to employ similar promotions in order to remain competitive if this practice becomes more pervasive in the industry.

Competitive conditions in our industry may require us to reduce our prices.

         Due to competitive conditions in our industry, we have selectively reduced prices on our products in order to maintain our market share. These reductions are not necessarily permanent nor do they affect all of our products. There can be no assurance that competitive pressures will not necessitate further price reductions. Maintaining technological advantages to mitigate the adverse effect of pricing pressures will require a continued high level of investment by us in research and development and sales and marketing. There can be no assurance that we will have sufficient resources to continue to make such investments or that we will be able to make the technological advances necessary to maintain such competitive advantages. To the extent our products do not provide technological advantages over products offered by our competitors, we are likely to experience increased price competition or loss of market share with respect to such products.

We encounter difficulties in soliciting customers of our competitors because of high switching costs in the markets in which we operate.

         We believe that once a device manufacturer has selected a particular vendor's capital equipment, that manufacturer generally relies upon that vendor's equipment for that specific production line application and, to the extent possible, subsequent generations of that vendor's systems. Accordingly, it may be difficult to achieve significant sales to a particular customer once another vendor's capital equipment has been selected by that customer unless there are compelling reasons to do so, such as significant performance or cost advantages.

We may incur indebtedness in the future under our bank credit facility, which could require the use of a portion of our excess cash flow and may limit our access to additional capital.

         As of March 31, 2002, we had no significant debt outstanding. We may incur indebtedness from time to time to finance acquisitions, capital expenditures and working capital, make deferred bonus payments to our executive officers or for other purposes.

         The level of our indebtedness could have important consequences for us. The following summarizes the material consequences:

         . a substantial portion of our cash flow from operations would be required to be dedicated to the repayment of indebtedness and will not be available for other purposes;

         . our future ability to obtain additional debt financing for working capital, capital expenditures, acquisitions or other purposes may be limited; and

         . our level of indebtedness has in the past, and could in the future, limit our flexibility in reacting to changes in the industry, general economic conditions and our ability to withstand a prolonged downturn in the semiconductor and/or semiconductor capital equipment industries.

Our future growth depends on our ability to develop new and enhanced products for the semiconductor industry. We cannot assure you that we will be successful in our product development efforts or that our new products will gain general market acceptance.

         Our future growth will depend, in part, on our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. Our failure to successfully identify new product opportunities or to develop, manufacture, assemble or introduce new products could have a material adverse effect on our growth prospects. For example, we expect our product development efforts to include continuing to combine separate metrology systems into one tool, implementing integrated systems and networking these systems together. Integrated systems allow us to measure product wafers and monitor process equipment during the semiconductor fabrication process. We are also developing the Meta-Probe system, which is a thin film metrology system specifically designed to measure the thickness and material properties of opaque and metallic thin films. We cannot assure you that we will not experience difficulties or delays in our development efforts with respect to these products or that we will be successful in developing these products. In addition, we cannot assure you that these products will gain market acceptance or that we will not experience reliability or quality problems.

Rapid technological changes in our industry will require us to continually develop new and enhanced products.

         Any failure by us to anticipate or respond adequately to technological developments and customer requirements, or any significant delays in product development or introduction could result in a loss of competitiveness and could materially adversely affect our operating results. There can be no assurance that we will successfully develop and bring new products to market in a timely and cost-effective manner, that any product enhancement or new product developed by us will gain market acceptance, or that products or technologies developed by others will not render our products or technologies obsolete or noncompetitive. A fundamental shift in technology in our product markets could have a material adverse effect on us, particularly in light of the fact that we currently derive substantially all of our revenues from sales of our two major product families, the Opti-Probe and Therma-Probe.

We will need to be able to attract and retain key personnel with knowledge of instruments used in semiconductor manufacturing processes to help support our future growth. Competition for such personnel in our industry is high.

         Our success depends to a significant degree upon the continued contributions of key management, engineering, sales and marketing, customer support, finance and manufacturing personnel. The loss of the services of key personnel, who would be extremely difficult to replace, could have a material adverse effect on us. There can be no assurance that the services of such personnel will continue to be available to us. We have employment agreements with key members of our senior management team, including Messrs. Schwartz, Christie, Smith and Opsal and Ms. Hasan. In addition, we maintain and are the named beneficiary under key-man life insurance policies for Mr. Opsal in the amounts of $250,000. To support our future growth, we will need to attract and retain additional qualified employees. Competition for such personnel in our industry is high, and we cannot assure you that we will be successful in attracting and retaining such personnel.

Our operations are characterized by the need for continued investment in research and development and, as a result, our ability to reduce costs is limited.

         Our operations are characterized by the need for continued investment in research and development and extensive ongoing customer service and support capability. As a result, our operating results could be materially adversely affected if our level of revenues is below expectations. In addition, because of our emphasis on research and development and technological innovation, there can be no assurance that our operating costs will not increase in the future. We expect the level of research and development expenses to increase in the near future in absolute dollar terms.

We obtain some of the components and subassemblies included in our systems from a single source or limited group of suppliers, the partial or complete loss of which could have at least a temporary adverse effect on our operations.

          Some of the components and subassemblies included in our systems are obtained from a single source or a limited group of suppliers. From time to time, due to increases in demand for semiconductor capital equipment, we have experienced temporary difficulties in receiving orders from some of these suppliers. Although we seek to reduce dependence on these sole and limited source suppliers, the partial or complete loss of these sources could have at least a temporary adverse effect on our results of operations and damage customer relationships. Further, a significant increase in the price of one or more of these components or subassemblies could materially adversely affect our results of operations.

We are subject to risks associated with manufacturing all of our products at a single facility. Any prolonged disruption in the operations of that facility could have a material adverse effect on our business.

         We produce all of our products in our manufacturing facility located in Fremont, California. Our manufacturing processes are highly complex, require sophisticated and costly equipment and a specially designed facility. As a result, any prolonged disruption in the operations of our manufacturing facility, whether due to technical or labor difficulties, destruction of or damage to this facility as a result of an earthquake, fire or any other reason, could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We rely upon manufacturers' sales representatives for a significant portion of our sales. A disruption in our relationship with any sales representative could have a material adverse effect on our business.

         Approximately 50% of our sales have historically been made through manufacturers' sales representatives. The activities of these representatives are not within our control, and they may sell products manufactured by other manufacturers. In addition, in some locations our manufacturing sales representatives also provide field service to our customers. A reduction in the sales efforts or financial viability of such manufacturers' sales representatives, or a termination of our relationship with such representatives, could have a material adverse effect our sales, financial results and ability to support our customers. Although we believe that we maintain good relations with our sales representatives, there can be no assurance that such relationships will continue.

Our net sales and results of operations can be adversely affected by the instability of Asian economies, from which we derive a significant portion of our revenues.

         Our sales to customers in Asian markets represented approximately 47%, 47%, 50% and 33% of total net revenues for the nine months ended December 31, 2001 and fiscal 2001, 2000 and 1999, respectively. Companies in the Asia Pacific region, including Japan, Korea and Taiwan, each of which accounts for a significant portion of our business in that region, are currently experiencing weaknesses in their currency, banking and equity markets. These weaknesses may adversely affect our sales to semiconductor device and capital equipment manufacturers located in these regions in the coming quarters.

We are subject to operational, financial, political and foreign exchange risks due to our significant level of international sales.

         International sales accounted for approximately 58%, 59%, 63% and 69% of our total revenues for the nine months ended December 31, 2001 and fiscal 2001, 2000, and 1999, respectively. We anticipate that international sales will continue to account for a significant portion of our revenue in the foreseeable future. Due to the significant level of our international sales, we are subject to material risks which include:

         .        unexpected changes in regulatory requirements;

         .        tariffs and other market barriers;

         .        political and economic instability;

         .        potentially adverse tax consequences;

         .        outbreaks of hostilities;

         .        difficulties in accounts receivable collection;

         .        extended payment terms;

         .        difficulties in managing foreign sales representatives; and

         . difficulties in staffing and managing foreign branch operations.

In addition, the laws of countries in which our products are or may be sold may not provide our products and intellectual property rights with the same degree of protection as the laws of the United States.

         A substantial portion of our international sales is denominated in U.S. dollars. As a result, changes in the values of foreign currencies relative to the value of the U.S. dollar can render our products comparatively more expensive. Such conditions could negatively impact our international sales.

Acquisitions could result in dilution, operating difficulties and other harmful consequences.

         From time to time, we may acquire or make significant investments in complementary companies, products and technologies. The following risks are common to the integration of two companies, and may be associated with recent or future acquisitions:

         . the difficulty of incorporating new operations, technology and personnel into one company;

         .        the potential disruption of our ongoing business;

         . the additional expense associated with amortization of acquired intangible assets;

         . the maintenance of uniform standards, controls, procedures and policies; and

         .        the impairment of relationships with employees and customers.

         Prior to the acquisition of Sensys in January 2002, we had no experience in managing this integration process. Moreover, the anticipated benefits of the Sensys acquisition or any future acquisitions or mergers may not be realized. Future acquisitions or mergers could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other tangible assets, any of which could be harmful to our business. Future acquisitions or mergers may require us to obtain additional equity or debt financing, which may not be on favorable terms or at all. Even if available, this financing may be dilutive. We cannot assure you that we will successfully overcome these risks or any other problem that we encounter in connection with any future acquisitions.

Provisions of our charter documents and Delaware law could discourage potential acquisition proposals and could delay, deter or prevent a change in control.

         Provisions of our certificate of incorporation and by-laws may inhibit changes in control of Therma-Wave not approved by our board of directors and would limit the circumstances in which a premium may be paid for the common stock in proposed transactions, or a proxy contest for control of the board may be initiated. These provisions provide for:

         .        a classified board of directors;

         .        a prohibition on stockholder action through written consents;

         . a requirement that special meetings of stockholders be called only by our chief executive officer or the board of directors;

         . advance notice requirements for stockholder proposals and nominations;

         . limitations on the ability of stockholders to amend, alter or repeal the by-laws; and

         . the authority of the board to issue, without stockholder approval, preferred stock with such terms as the board may determine.

         We will also be afforded the protections of Section 203 of the Delaware General Corporation Law, which could have similar effects.

Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war may affect the markets on which our securities trade, the markets in which we operate, our operations and our profitability.

         Terrorist attacks may negatively affect our operations and your investment. There can be no assurance that there will not be further terrorist attacks against the United States or United States businesses. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect the sales of our products in the United States and overseas.

         Also as a result of terrorism, the United States has in the past and may in the future enter into an armed conflict which could have a further impact on our domestic and international sales, our supply chain, our production capability and our ability to deliver product to our customers. Political and economic instability in some regions of the world may also result and could negatively impact our business. The consequences of any of these armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or your investment.

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements, including, without limitation, statements concerning the conditions in the semiconductor and semiconductor capital equipment industries, our operations, economic performance and financial condition, including in particular statements relating to our business and growth strategy and product development efforts. The words "believe," "expect," "anticipate," "intend" and other similar expressions generally identify forward-looking statements. Potential investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based largely on our current expectations and are subject to a number of risks and uncertainties, including, without limitation, those identified under "Risk Factors" and elsewhere in this prospectus and other risks and uncertainties indicated from time to time in our filings with the SEC. Actual results could differ materially from these forward-looking statements. In addition, important factors to consider in evaluating such forward-looking statements include changes in external market factors, changes in our business or growth strategy or an inability to execute our strategy due to changes in our industry or the economy generally, the emergence of new or growing competitors, an inability to develop or introduce new products as planned, or the acceptance of those products by our customers and various other competitive factors. In light of these risks and uncertainties, there can be no assurance that the matters referred to in the forward-looking statements contained in this prospectus will in fact occur.

                                 USE OF PROCEEDS

     We will receive no proceeds from this offering. The selling securityholders will receive the proceeds from this offering.

                             SELLING SECURITYHOLDERS

     We are registering for resale certain shares of Therma-Wave common stock, including shares of Therma-Wave common stock issuable upon exercise of certain warrants. The following table sets forth (i) the name of the selling securityholders, (ii) the number and percent of shares of Therma-Wave common stock that the selling securityholders beneficially owned prior to the offering for resale of any of the shares of Therma-Wave stock being registered hereby,
(iii) the number of shares of Therma-Wave common stock that may be offered for resale for the account of the selling securityholders pursuant to this prospectus (referred to in this prospectus as the resale shares), and (iv) the number and percent of shares of Therma-Wave common stock to be held by the selling securityholders after the offering of the resale shares (assuming all of the resale shares are sold by the selling securityholders listed below).


                                                        Shares Beneficially                           Shares Beneficially
                                                      Owned Prior to Offering        Number of      Owned After Offering (2)
                                                     -------------------------     Shares Being     ------------------------
Selling Securityholders (1)                            Number      Percent (3)       Offered          Number     Percent (3)
---------------------------                          ----------    -----------    --------------    ---------    -----------
Farooq Abassi .....................................       1,832          *             1,832             0             0
David T. Alexander (4) ............................       7,772          *             7,772             0             0
David T. Alexander and Pauline O. Fox (5) .........       5,824          *             5,824             0             0
Charles Schwab and Co. Inc. FBO David T.
Alexander (6) .....................................       1,466          *             1,466             0             0
Zvi and Ruth Alon .................................     224,032          *           224,032             0             0
Kirby and Janice Madsen Alton (7) .................      30,503          *            30,503             0             0
Anita Bali ........................................         184          *               184             0             0
William H. Booth and Christine D. Booth ...........         275          *               275             0             0
Scott Buri (8) ....................................      13,860          *            13,860             0             0
James M. Cahill, Jr. ..............................       6,410          *             6,410             0             0
Clinton Carlisle ..................................       2,290          *             2,290             0             0
Carsten 1978 Trust as Amended .....................      40,032          *            40,032             0             0
Victoria Dempniak .................................         916          *               916             0             0
First Security Van Kasper (9) .....................     113,884          *           113,884             0             0
Robert C. Fitzwilson Trust U/A DTD 7/24/87 ........     197,250          *           197,250             0             0
Freidenrich Family Partnership, L.P. ..............      37,682          *            37,682             0             0
Claude J. Gaubert, Jr. Irrevocable Trust DTD
4/28/93 (10) ......................................      44,926          *            44,926             0             0
Danielle Gaubert Carlson Trust U/A DTD
4/28/93 (11) ......................................      44,926          *            44,926             0             0
Michelle Gaubert Dotterer Trust U/A DTD
4/28/93 (12) ......................................      44,926          *            44,926             0             0
Gaubert Family Trust DTD 6/19/87 (13) .............      95,309          *            95,309             0             0
The Gephart 1996 Family Trust .....................      14,560          *            14,560             0             0
Ram Paul Gupta and Saroj K. Gupta (14) ............      22,066          *            22,066             0             0
John E. Hall, III, Trustee under Agreement
Dated 7/16/92......................................      14,651          *            14,651             0             0
Hasan 1995 Living Trust Dated 3/16/95 (15) ........   1,060,631        3.64%       1,060,631             0             0
Minal Hasan Trust Dated 11/30/1998 (16) ...........      36,627          *            36,627             0             0
Saima Hasan Trust Dated 11/30/1998 (17) ...........      36,627          *            36,627             0             0
Hokushin Corporation (18) .........................      14,292          *            14,292             0             0
Huntington Technology Fund, L.P. ..................      88,284          *            88,284             0             0

                                                        Shares Beneficially                           Shares Beneficially
                                                      Owned Prior to Offering        Number of      Owned After Offering (2)
                                                     -------------------------     Shares Being     ------------------------
Selling Securityholders (1)                            Number      Percent (3)       Offered          Number     Percent (3)
---------------------------                          ----------    -----------    --------------    ---------    -----------
Hiroshi Ishiwata ..................................       3,052          *             3,052             0             0
Bartlett A. Jackson and Auban Ann Jackson (19) ....      21,254          *            21,254             0             0
Jackson, Tufts, Cole and Black Profit Sharing
Program, FBO Bartlet A. Jackson (20) ..............       8,140          *             8,140             0             0
The Susan Jackson Trust U/A DTD 9/15/89 ...........     200,058          *           200,058             0             0
Jackson, Tufts, Cole and Black Profit Sharing
Program, FBO Michael J. Baker .....................      11,923          *            11,923             0             0
JFI II, L.P. ......................................      78,487          *            78,487             0             0
Debra L. Kasper ...................................         550          *               550             0             0
Rosemary M. and Paul T. Khoury ....................      50,871          *            50,871             0             0
Andre Khoury-Yacoub and Paule Khoury-Yacoub (21) ..     140,389          *           140,389             0             0
Pierre Khuri-Yakub (22) ...........................      20,776          *            20,776             0             0
Pierre Khuri-Yakub and Kathleen Khuri-Yakub (23) ..     294,338        1.01%         294,338             0             0
Takehiko Kimoto ...................................       4,483          *             4,483             0             0
KLA Tencor Corporation (24) .......................      68,129          *            68,129             0             0
Mary Klestoff .....................................         550          *               550             0             0
James B. Klint and Kristin E. Klint ...............      19,985          *            19,985             0             0
Kranz and Associates ..............................       2,906          *             2,906             0             0
Laererstandens Brandforsikring G/S (25) ...........      83,205          *            83,205             0             0
Tom Larson ........................................       1,832          *             1,832             0             0
The Lundy Living Trust DTD 12/5/98 ................       7,096          *             7,096             0             0
Francis E. Lundy  and Barbara E. Lundy (26) .......      20,512          *            20,512             0             0
Michael G. Lyon and Patricia J. Weisler                                  *                               0             0
Trust Dated 4/12/91 ...............................       7,326                        7,326
Mallory/Oliver 1994 Living Trust Dated 4/22/94 ....     145,171          *           145,171             0             0
George M. Marcus (27) .............................      30,499          *            30,499             0             0
Michael H. McCollum ...............................      15,252          *            15,252             0             0
Shobita Misra and Arvind Bhambri (28) .............      19,692          *            19,692             0             0
Steven Murdoch and Michelle Murdoch ...............      10,989          *            10,989             0             0
Svend Emil Neilsen (29) ...........................       7,465          *             7,465             0             0
Family Neukermans Trust U/A Dated 01/21/93 ........      50,591          *            50,591             0             0
Rose Marie Passalacqua ............................         550          *               550             0             0
A.J. Patel and Partners ...........................      17,785          *            17,785             0             0
Suhas S. Patil (30) ...............................      35,518          *            35,518             0             0
Pezzola-Foster Trust U/T/D 4/3/87 .................       4,983                        4,983             0             0
Hung V. Pham and Phuong Pham, as joint
tenants (31) ......................................      54,941          *            54,941             0             0
Hung Pham (32) ....................................      18,680          *            18,680             0             0
Srinivasan Ramanujam (33) .........................       3,663          *             3,663             0             0
Bruce Rhine and Martha Rhine ......................      26,163          *            26,163             0             0
Charlotte M. Rosebrough ...........................         550                          550             0             0
George E. Rossman and Lynn L. Rossman Trust
DTD 3/2/95 (34) ...................................      20,646          *            20,646             0             0
Krishna C. Saraswat and Sonia Saraswat (35) .......     178,946          *           178,946             0             0
Krishna C. Saraswat (36) ..........................      10,989          *            10,989             0             0
The Schneer Living Trust Dated 10/1/82, As
Amended ...........................................       7,326          *             7,326             0             0
Fredrick C. Schreuder .............................      47,070          *            47,070             0             0
John S. Siamas (37) ...............................       2,837          *             2,837             0             0
Jackson, Tufts, Cole and Black Profit Sharing .....
Program, FBO John J. Siamas (38) ..................       2,912          *             2,912             0             0
Jackson ,Tufts, Cole and Black Master Trust
FBO John J. Siamas (39) ...........................       7,326          *             7,326             0             0
The Sandra Slater Trust DTD 4/9/99 ................      13,081          *            13,081             0             0

                                                        Shares Beneficially                           Shares Beneficially
                                                      Owned Prior to Offering        Number of      Owned After Offering (2)
                                                     -------------------------     Shares Being     ------------------------
Selling Securityholders (1)                            Number      Percent (3)       Offered          Number     Percent (3)
---------------------------                          ----------    -----------    --------------    ---------    -----------
William J. Smith ..................................         550          *               550             0             0
Balan Srinivasan ..................................      10,989          *            10,989             0             0
Fred E. Stanke and Nancy A. Stanke (40) ...........      10,989          *            10,989             0             0
Charles G. Stephenson .............................         550          *               550             0             0
Carl J. Stoney, Jr. (41) ..........................         990          *               990             0             0
Jackson, Tufts, Cole and Black Profit Sharing .....
Program, FBO Carl J. Stoney Jr. (42) ..............       7,876          *             7,876             0             0
Bonnie Stuppin ....................................       8,792          *             8,792             0             0
Jonathan K. Stuppin Trust .........................       8,792          *             8,792             0             0
John B. Stuppin and Jane K. Stuppin,
Trustees U/A DTD 3/11/91 ..........................      72,771          *            72,771             0             0
Michael Stuppin ...................................       8,792          *             8,792             0             0
Sunrise Capital Fund, LLC .........................      42,068          *            42,068             0             0
Dennis V. Swanson .................................         275          *               275             0             0
Technology Gateway Partnership L.P. ...............     294,334        1.01%         294,334             0             0
The Rekhi Family Trust DTD 12/15/89 ...............      43,925          *            43,925             0             0
The Westrate Family Trust U/A Dated 4/8/97 ........       2,198          *             2,198             0             0
David A. Thompson and Diane T. Thompson ...........      10,293          *            10,293             0             0
Edric Tong ........................................       7,326          *             7,326             0             0
Alyson V. Tufts Trust, DTD 12/24/84 (43) ..........       3,663          *             3,663             0             0
Diana and Carol Tufts Trust, Dated 4/3/89
(44) ..............................................       7,326          *             7,326             0             0
Robert R. Tufts and Joyce A. Tufts, Trustees
U/A Dated September 18, 1987 (45) .................     117,802          *           117,802             0             0
F. Van Kasper (46) ................................         500          *               500             0             0
Mark Wang .........................................         916          *               916             0             0
Peter J. and Georgiana S. Wardle, Wardle
1993 Trust (47) ...................................      82,020          *            82,020             0             0
Michael Weber (48) ................................      42,122          *            42,122             0             0
Robert M. Winokur .................................      28,379          *            28,379             0             0
Robert H. Yarbrough ...............................       2,198          *             2,198             0             0
Sergey Yudin ......................................         687          *               687             0             0
Ronald C. Zink ....................................       8,791          *             8,791             0             0
----------------------

*    Less than 1%.
(1) This table is based upon information supplied to us by the selling securityholders.
(2)  Assumes the sale of all of the resale shares.
(3) Applicable percentage of ownership is based on 29,110,913 shares of Therma-Wave common stock issued and outstanding on April 10, 2002, adjusted as required by rules promulgated by the SEC.
(4) Includes 411 shares of Therma-Wave common stock held by David T. Alexander; 1,466 shares of Therma-Wave common stock held by Charles Schwab & Co., Inc. FBO David T. Alexander; and warrants to purchase 21 shares of Therma-Wave common stock at an exercise price of $3.82 held by David T. Alexander. Does not include 5,824 shares of Therma-Wave common stock held jointly by David
     T. Alexander and Pauline O. Fox. Due to their relationship as husband and wife, each of David T. Alexander and Pauline O. Fox may be deemed to be the beneficial owner of the shares held by the other.
(5) Does not include 411 shares of Therma-Wave common stock held by David T. Alexander; 1,466 shares of Therma-Wave common stock held by Charles Schwab & Co., Inc. FBO David T. Alexander; or warrants to purchase 21 shares of Therma-Wave common stock at an exercise price of $3.82 held by David T. Alexander. Due to their relationship as husband and wife, each of David T. Alexander and Pauline O. Fox may be deemed to be the beneficial owner of shares held by the other.

(6) Does not include 411 shares of Therma-Wave common stock held by David T. Alexander; 5,824 shares of Therma-Wave common stock held jointly by David
     T. Alexander and Pauline O. Fox; or warrants to purchase 21 shares of Therma-Wave common stock at an exercise price of $3.82 held by David T. Alexander.
(7) Includes warrants to purchase 1,501 shares of Therma-Wave common stock at an exercise price of $3.82.
(8)  Mr. Burri was formerly a director of Sensys.
(9) Includes warrants to purchase 209 shares of Therma-Wave common stock at an exercise price of $3.82.
(10) Does not include 185,161 shares of Therma-Wave common stock held collectively by the Danielle Gaubert Carlson Trust U/A DTD 4/28/93, the Michelle Gaubert Dotterer Trust U/A DTD 4/28/93, and the Gaubert Family Trust DTD 6/19/87. Claude J. Gaubert and Sandra Gaubert, as trustees of all of the aforementioned trusts, may be deemed to be beneficial owners of the shares held by such trusts.
(11) Does not include 185,161 shares of Therma-Wave common stock held collectively by the Claude J. Gaubert, Jr. Irrevocable Trust DTD 4/28/93, the Michelle Gaubert Dotterer Trust U/A DTD 4/28/93, and the Gaubert Family Trust DTD 6/19/87. Claude J. Gaubert and Sandra Gaubert, as trustees of all of the aforementioned trusts, may be deemed to be beneficial owners of the shares held by such trusts.
(12) Does not include 185,161 shares of Therma-Wave common stock held collectively by the Claude J. Gaubert, Jr. Irrevocable Trust DTD 4/28/93, the Danielle Gaubert Carlson Trust U/A DTD 4/28/93 or the Gaubert Family Trust DTD 6/19/87. Claude J. Gaubert and Sandra Gaubert, as trustees of all of the aforementioned trusts, may be deemed to be beneficial owners of the shares held by such trusts.
(13) Does not include 134,778 shares of Therma-Wave common stock held collectively by the Claude J. Gaubert, Jr. Irrevocable Trust DTD 4/28/93, the Danielle Gaubert Carlson Trust U/A DTD 4/28/93 or the Michelle Gaubert Dotterer Trust U/A DTD 4/28/93. Claude J. Gaubert and Sandra Gaubert, as trustees of all of the aforementioned trusts, may be deemed to be beneficial owners of the shares held by such trusts.
(14) Includes warrants to purchase 3,663 shares of Therma-Wave common stock at an exercise price of $3.82.
(15) Talat F. Hasan, trustee of the Hasan 1995 Living Trust Dated 3/16/95, is a Senior Vice President and director of Therma-Wave. In addition, Ms. Hasan is the President and Chief Executive Officer of Sensys Instruments Corporation, a wholly-owned subsidiary of the company. Includes warrants to purchase 7,325 shares of Therma-Wave common stock at an exercise price of $3.41 and warrants to purchase 24,013 shares of Therma-Wave common stock at an exercise price of $3.82. Does not include 73,254 shares of Therma-Wave common stock held by the Minal Hasan Trust Dated 11/30/98 and the Saima Hasan Trust Dated 11/30/98. Ms. Hasan, as trustee of all of the aforementioned trusts, may be deemed to be the beneficial owner of such trusts.
(16) Does not include 1,092,025 shares of Therma-Wave common stock and warrants to purchase 5,233 shares of common stock at an exercise price of $3.82 held collectively by the Hasan 1995 Living Trust and the Saima Hasan Trust Dated 11/30/98. Ms. Hasan, as trustee of all of the aforementioned trusts, may be deemed to be the beneficial owner of such trusts.
(17) Does not include 1,092,025 shares of Therma-Wave common stock and warrants to purchase 5,233 shares of common stock at an exercise price of $3.82 held collectively by the Hasan 1995 Living Trust and the Minal Hasan Trust Dated 11/30/98. Ms. Hasan, as trustee of all of the aforementioned trusts, may be deemed to be the beneficial owner of such trusts.
(18) Includes warrants to purchase 5,233 shares of Therma-Wave common stock at an exercise price of $3.82.
(19) Does not include 8,140 shares of Therma-Wave common stock held by Jackson, Tufts, Cole and Black Profit Sharing Program, FBO Bartlett A. Jackson. Mr. Jackson may be deemed to be the beneficial owner of shares held by Jackson, Tufts, Cole and Black Profit Sharing Program, FBO Bartlett A. Jackson.
(20) Does not include 21,254 shares of Therma-Wave common stock held by Bartlett
     A. Jackson and Auban Ann Jackson.

(21) Includes warrants to purchase 2,198 shares of Therma-Wave common stock at an exercise price of $3.41 and warrants to purchase 15,492 shares of Therma-Wave common stock at an exercise price of $3.82.
(22) Mr. Khuri-Yakub was formerly a director of Sensys. Does not include 294,338 shares of Therma-Wave common stock held jointly by Pierre Khuri-Yakub and Kathleen Khuri-Yakub. Due to their relationship as husband and wife, each of Pierre Khuri-Yakub and Kathleen Khuri-Yakub may be deemed to be the beneficial owner of the shares held by the other.
(23) Does not include 20,776 shares of Therma-Wave common stock held by Pierre Khuri-Yakub. Due to their relationship as husband and wife, each of Pierre Khuri-Yakub and Kathleen Khuri-Yakub may be deemed to be the beneficial owner of shares held by the other.
(24) Includes warrants to purchase 7,325 shares of Therma-Wave common stock at an exercise price of $3.41 and warrants to purchase 418 shares of Therma-Wave common stock at an exercise price of $3.82.
(25) Includes warrants to purchase 29,301 shares of Therma-Wave common stock at an exercise price of $3.82.
(26) Does not include 5,631 shares of Therma-Wave common stock held by the Lundy Living Trust DTD 12/5/98 or warrants to purchase 1,465 shares of Therma-Wave common stock at an exercise price of $3.41 held by the Lundy Living Trust DTD 12/5/98. Mr. and Ms. Lundy, as trustees of the Lundy Living Trust DTD 12/5/98, may be deemed to be beneficial owners of such shares and warrants held by the Lundy Living Trust DTD 12/5/98.
(27) Includes warrants to purchase 1,501 shares of Therma-Wave common stock at an exercise price of $3.82.
(28) Includes warrants to purchase 1,177 shares of Therma-Wave common stock at an exercise price of $3.82.
(29) Includes warrants to purchase 2,616 shares of Therma-Wave common stock at an exercise price of $3.82.
(30) Includes warrants to purchase 7,325 shares of Therma-Wave common stock at an exercise price of $3.41.
(31) Does not include 18,680 shares of Therma-Wave common stock held by Hung Pham. Due to their relationship as husband and wife, each of Hung Pham and Phuong Pham may be deemed to be the beneficial owner of the shares held by the other.
(32) Does not include 54,941 shares of Therma-Wave common stock held by Hung Pham and Phuong Pham, as joint tenants. Due to their relationship as husband and wife, each of Hung Pham and Phuong Pham may be deemed to be the beneficial owner of shares held by the other.
(33) Mr. Ramanujam was formerly the Vice President of Sales of Sensys.
(34) Includes warrants to purchase 2,616 shares of Therma-Wave common stock at an exercise price of $3.82.
(35) Does not include 10,989 shares of Therma-Wave common stock held by Krishna
     C. Saraswat. Due to their relationship as husband and wife, each of Krishna Saraswat and Sonia Saraswat may be deemed to be the beneficial owner of the shares held by the other.
(36) Does not include 178,946 shares of Therma-Wave common stock held jointly by Krishna C. Saraswat and Sonia Saraswat. Due to their relationship as husband and wife, each of Krishna C. Saraswat and Sonia Saraswat may be deemed to be the beneficial owner of shares held by the other.
(37) Does not include 2,912 shares of Therma-Wave common stock held by Jackson, Tufts, Cole and Black Profit Sharing Program, FBO John J. Siamas or 7,326 shares of Therma-Wave common stock held by Jackson, Tufts, Cole and Black Master Trust FBO John J. Siamas. Mr. Siamas may be deemed to be the beneficial owner of shares held by Jackson, Tufts, Cole and Black Profit Sharing Program, FBO John J. Siamas and shares held by Jackson, Tufts, Cole and Black Master Trust FBO John J. Siamas.

(38) Does not include 2,314 shares of Therma-Wave common stock held by John J. Siamas; warrants to purchase 523 shares of Therma-Wave common stock at an exercise price of $3.82 held by John J. Siamas; or 7,326 shares of Therma-Wave common stock held by Jackson, Tufts, Cole and Black Master Trust FBO John J. Siamas.
(39) Does not include 2,314 shares of Therma-Wave common stock held by John J. Siamas; warrants to purchase 523 shares of Therma-Wave common stock at an exercise price of $3.82 held by John J. Siamas; or 2,912 shares of Therma-Wave common stock held by Jackson, Tufts, Cole and Profit Sharing Program FBO John J. Siamas.
(40) Mr. Stanke was formerly the Chief Technology Officer of Sensys.
(41) Does not include 7,876 shares of Therma-Wave common stock held by Jackson, Tufts, Cole and Black Profit Sharing Program, FBO Carl J. Stoney. Mr. Stoney may be deemed to be the beneficial owner of shares held by Jackson, Tufts, Cole and Black Profit Sharing Program, FBO Carl J. Stoney.
(42) Does not include 990 shares of Therma-Wave common stock held by Carl J. Stoney.
(43) Does not include 7,326 shares of Therma-Wave common stock held by the Diana and Carol Tufts Trust Dated 4/3/89. Carol Tufts, as trustee of all of the aforementioned trusts, may be deemed to be the beneficial owner of all such trusts.
(44) Does not include 3,663 shares of Therma-Wave common stock held by the Alyson V. Tufts Trust Dated 12/24/84. Carol Tufts, as trustee of all of the aforementioned trusts, may be deemed to be the beneficial owner of all such trusts.
(45) Mr. Tufts was formerly the Secretary and a director of Sensys.
(46) Does not include 113,675 shares of Therma-Wave common stock held by First Security Van Kasper or warrants to purchase 209 shares of Therma-Wave common stock at an exercise price of $3.82 held by First Security Van Kasper. F. Van Kasper, as President of First Security Van Kasper, may be deemed to beneficially own such shares.
(47) Mr. Wardle was formerly a director of Sensys.
(48) Mr. Weber was formerly the Vice President of Engineering of Sensys.

                              PLAN OF DISTRIBUTION

         The common stock covered by this prospectus may be sold from time to time to purchasers directly by the selling securityholders. Alternatively, the selling securityholders may from time to time offer the securities through underwriters, broker-dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling securityholders and/or the purchasers of securities for whom they may act as agent. The selling securityholders may decide not to sell all of the shares they are allowed to sell under this prospectus. The selling securityholders and any underwriters, broker-dealers or agents that participate in the distribution of the securities may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, or the Securities Act, and any profit on the sale of securities by them and any discounts, commissions, concessions or other compensation received by any such underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act. Some of the selling securityholders are broker-dealers or affiliates of broker-dealers. We will not receive any of the proceeds from the offering of the common stock by the selling securityholders.

         Because the selling securityholders may be deemed to be "underwriters" within the meaning of the Securities Act, the selling securityholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling securityholders that the anti-manipulation provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, may apply to their sales in the market.

         The common stock covered by this prospectus may be sold from time to time in one or more transactions at:

         .        fixed prices;

         .        prevailing market prices at the time of sale;

         .        varying prices determined at the time of sale; or

         .        negotiated prices.

         Such prices will be determined by the selling securityholders or by agreement between the selling securityholders and underwriters and dealers who may receive fees or commissions in connection therewith.

         The sale of the securities may be effected in transactions:

         . on any national securities exchange or quotation service on which the Therma-Wave common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

         .        in the over-the-counter market;

         . in transactions other than on such exchanges or in the over-the-counter market;

         .        through the writing of options; or

         .        in any other lawful manner.

         These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

         At the time of a particular offering of the common stock by a selling securityholder, a supplement to this prospectus, if required, will be distributed setting forth the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

         To comply with the securities laws of certain jurisdictions, if applicable, the common stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the common stock may not be offered or sold (unless they have been registered or qualified for sale) in such jurisdictions or an exemption from registration or qualification is available and is complied with.

         We originally issued some of the common stock in January of 2002 in connection with our acquisition of Sensys. In addition, in connection with the acquisition, we assumed all of the outstanding warrants to purchase common stock of Sensys held by the former Sensys shareholders. At that time, pursuant to a registration rights agreement, we granted the former shareholders of Sensys registration rights with respect to the issued common stock and the common stock issuable upon exercise of the assumed warrants. The common stock is being registered in the registration statement to which this prospectus relates because all of those former Sensys shareholders have exercised their registration rights under that registration rights agreement.

         Pursuant to the registration rights agreement, we will pay all expenses of the registration of the common stock, including, without limitation, SEC filing fees and expenses of compliance with state securities or "blue sky" laws and the reasonable fees and expenses of counsel to the selling securityholders of the common stock. The selling securityholders are responsible for all underwriting discounts and selling commissions, if any. We and the selling securityholders will indemnify each other against certain liabilities, including certain liabilities under the Securities Act.

                                  LEGAL MATTERS

         Some of the legal matters in connection with the validity of the common stock will be passed upon for us by Kirkland & Ellis, Los Angeles, California.

                                     EXPERTS

         The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Therma-Wave for the year ended April 1, 2001, and the audited historical financial statements of Sensys included on pages F-1 through F-13 of Therma-Wave's Current Report on Form 8-K/A filed on March 28, 2002, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect, read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at:

         . Room 1024, 450 Fifth Street N.W., Judiciary Plaza, Washington, D.C. 20549; and

         .        Suite 1400, 500 West Madison Street, Chicago, Illinois
                  60661-2511.

         You can also obtain copies of these materials from the public reference facilities of the SEC at prescribed rates. You can obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that makes available reports, proxy statements and other information regarding issuers that file electronically with it.

                           INCORPORATION BY REFERENCE

         The SEC allows us to "incorporate by reference" into this prospectus the information we filed with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below into this prospectus, and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete. The documents we incorporate by reference are:

         . Our Annual Report on Form 10-K for the year ended April 1, 2001 filed on June 21, 2001.

         .        Our Proxy Statement on Form 14A filed with the SEC on June 21,
                  2001.

         . Our Quarterly Report on Form 10-Q for the quarter ended July 1, 2001 filed on August 15, 2001.

         . Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 filed on November 14, 2001.

         . Our Quarterly Report on Form 10-Q for the quarter ended December 30, 2001 filed on February 13, 2002.

         .        Our Current Report on Form 8-K filed on December 19, 2001.

         .        Our Current Report on Form 8-K filed on January 28, 2002.

         .        Our Current Report on Form 8-K/A filed on March 28, 2002.

         .        Our Registration Statement on Form 8-A filed on August 2,
                  1999.

         You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                                Therma-Wave, Inc.

                                1250 Reliance Way

                            Fremont, California 94539

                         Attention: Corporate Secretary

                            Telephone: (510) 668-2200

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the estimated fees and expenses to be incurred in connection with the registration and distribution of the securities being registered hereunder. All such fees and expenses shall be borne by the company.

Commission Registration Fee                                         $ 6,444
Legal Fees and Expenses                                             $30,000
Accounting Fees and Expenses                                        $15,000
Printing, Engraving and Mailing Expenses                            $10,000
                                                                  ---------
          Total                                                     $61,444
                                                                  ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         General Corporation Law

         We are incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the "General Corporation Law"), inter alia, provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred. Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

         Certificate of Incorporation and By-Laws

         Our Certificate of Incorporation and By-laws provides for the indemnification of officers and directors to the fullest extent permitted by the General Corporation Law.

ITEM 16.  EXHIBITS.

  Number                             Description
  ------                             -----------
    5.1         Opinion of Kirkland & Ellis.
   23.1         Consent of Independent Accountants.
   23.2         Consent of Independent Accountants.
   23.3         Consent of Kirkland & Ellis (included in Exhibit 5.1).
   24.1         Power of Attorney (included on the signature page).

ITEM 17.    UNDERTAKINGS

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this regulation statement:

                  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from the registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the state of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

         (5) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (6) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to securityholders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         (7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, Therma-Wave, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on April 29, 2002.

                                  Therma-Wave, INC.

                                  By:     /s/    L. RAY CHRISTIE
                                      ------------------------------------------
                                                 L. Ray Christie
                                      Vice President and Chief Financial Officer

                                     * * * *

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the indicated capacities and on the dates indicated.

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Martin M. Schwartz and L. Ray Christie, and each of them, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement on Form S-3 (and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, for the offering to which this registration statement relates) and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


               Signature                                       Title                                            Date
               ---------                                       -----                                            ----

/s/ Martin M. Schwartz                   President,  Chief  Executive  Officer and Director                April 29, 2002
------------------------------------     (Principal Executive Officer)
Martin M. Schwartz


/s/ L. Ray Christie                      Vice President and Chief Financial Officer                        April 29, 2002
------------------------------------     (Principal Financial and Accounting Officer)
L. Ray Christie


/s/ Frank Alvarez                        Director                                                          April 29, 2002
------------------------------------
Frank Alvarez


/s/ David Aspnes                         Director                                                          April 29, 2002
------------------------------------
David Aspnes


/s/ Leonard Baker, Jr.                   Director                                                          April 29, 2002
------------------------------------
G. Leonard Baker, Jr.


/s/ David Dominik                        Director                                                          April 29, 2002
------------------------------------
David Dominik


/s/ John D'Errico                        Director                                                          April 29, 2002
------------------------------------
John D'Errico


/s/ Talat F. Hasan                       Director                                                          April 29, 2002
------------------------------------
Talat F. Hasan


/s/ Ian K. Loring                        Director                                                          April 29, 2002
------------------------------------
Ian K. Loring


/s/ Allan Rosencwaig                     Director                                                          April 29, 2002
------------------------------------
Allan Rosencwaig


                                  EXHIBIT INDEX

  Number                            Description
  ------                            -----------
    5.1       Opinion of Kirkland & Ellis.

   23.1       Consent of Independent Accountants.

   23.2       Consent of Independent Accountants.

   23.3       Consent of Kirkland & Ellis (included in Exhibit 5.1).

   24.1       Power of Attorney (included on the signature page).